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SEC
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Section

APR 27 2012

Washington DC
405

SECURI[TIES AND EXCHANGE COMMISS]ION



12060858

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-~~46915~~ 8-50876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING ENTERPRISES GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6827 FIRST AVENUE SOUTH
(No. and Street)

ST PETERSBURG (City) FL (State) 33707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J BOVA 813-684-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA
(Name – *if individual, state last, first, middle name*)

414 CHASTAIN RD (Address) SEFFNER (City) FL (State) 33584 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/5

OATH OR AFFIRMATION

I, ALYN TOWNE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING ENTERPRISES GROUP INC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
David J Gregg
My Commission DD942427
Expires 11/24/2013

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX, CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING ENTERPRISES GROUP, INC.

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2011

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Enterprises Group, Inc.
St. Petersburg, Florida

We have audited the accompanying balance sheet of Sterling Enterprises Group, Inc. as of December 31, 2011, and the related statements of income and expense, cash flows and changes in stockholders' equity. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Enterprises Group, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Robert Bova

February 15, 2012

ROBERT J. BOVA, CPA

P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2011, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures refer- enced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely
period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

STERLING ENTERPRISES GROUP, INC.
BALANCE SHEET - DECEMBER 31, 2011

ASSETS

ALLOWABLE ASSETS:	
Cash	$ 9,991
Trade receivables - dealer & others	35,850
Other securities	59,668
Total allowable assets	105,509
NON-ALLOWABLE ASSETS:	
Loans and advances	1,198
Other receivables	81,635
Other assets	7,365
Total non-allowable assets	90,198
TOTAL	$195,707

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 28,311
OWNERSHIP EQUITY:	
Capital stock - common	300
Paid-in capital	135,218
Retained earnings	31,878
Total ownership equity	167,396
TOTAL	$195,707

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	$773,531
EXPENSES:	
Salaries and commissions	403,149
Regulatory fees	20,869
Other costs and overhead	406,797
Total expenses	830,815
NET INCOME (LOSS)	$ (57,284)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS TO OPERATING ACTIVITIES	$ 28,331
CASH BALANCE 12-31-10	(18,340)
CASH BALANCE 12-31-11	$ 9,991

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

STOCKHOLDERS' EQUITY, DECEMBER 31, 2010	$224,680
NET INCOME (LOSS)	(57,284)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2011	$167,396

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY	$ 167,396
Less -	
Non-allowable assets	(90,198)
Other	(3,034)
NET CAPITAL	$ 74,164

NOTE: The net capital presented heron concurs with the year-end Company prepared Focus Report. (Part IIA) net capital.

STERLING ENTERPRISES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do no necessarily represent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and FINRA.

AML COMPLIANCE PROGRAM

The Company retained Lynn G. Hippner, CRCP of Lynn Hippner Registration Consultants, Inc. to test their firm's AML Compliance Program for the twelve-month period. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, FINRA and US Treasury rules.

TRADE RECEIVABLES AND DEPOSITS

These represent amounts due from the Company's clearing facility.

REGULATORY MATTERS

There were no material inadequacies at December 31, 2011 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

CONTINGENCIES

1. Lease of facilities -
   Effective 3/30/09 the Company signed a lease agreement for a two-year period ended 2/28/11 The monthly rental is $5.160.
2. Attorney letter -
   As of 12-31-11, four litigation matters were pending representing a potential financial impact of $55,000. Per the attorney, any other legal matters have small or no material impact.


FINRA
Financial Industry Regulatory Authority

Via First Class U.S. Mail and Certified Mail #7011 1150 0000 0739 7390

Via E-Mail: a.towne@segi-bd.com

April 16, 2012

Mr. Alyn Lee Towne III, CEO
Sterling Enterprises Group, Inc.
138 107th Ave, Suite 335
Treasure Island, FL 33706

RE: **Sterling Enterprises Group, Inc.**
Audit Deficiency
CRD No. 44915

Dear Mr. Towne:

This letter is to inform you that your firm's December 31, 2011 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

> Notes to the Consolidated Statement of Financial Condition [SEA Rule 17a-5(d)(2)]. Specifically, the firm appears to have at least four open arbitration and/or civil litigation claims, and the potential financial impact of the claims was not disclosed in the audit.

We urge you to review this letter with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we require that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and two copies with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **April 30, 2012**. Questions may be addressed to Angela Brunelle at 561-443-8066.

Sincerely,

Blake F. Snyder
Surveillance Director

BFS/tvc

Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, Florida
33431-6324

t 561 443 8000
f 561 443 7995
www.finra.org